Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2019 Third-Quarter Unaudited Financial Results

— Another Consecutive Two Quarters of Record High Gross Billing and Revenue —

— Record High Gross Profit among Third Quarters —

Hong Kong, November 26, 2019 — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the third quarter ended September 30, 2019.

	Three Months Ended September 30,
(US$ in thousands) (Unaudited)	2019	2018	Percentage Change

Financial Metrics:
Revenue
Marketing solutions	51,555	42,587	21%
Enterprise solutions	2,613	—	N/M
Total revenue	54,168	42,587	27%
Gross profit	13,557	9,332	45%
Adjusted EBITDA[1]	952	1,189	(20)%
Adjusted net loss[1]	(1,011)	(822)	N/M
Diluted adjusted net loss per ADS[1]	(0.02)	(0.02)	N/M
Operating Metrics:
Gross billing	180,182	104,411	73%

“We’re very happy to report another record quarter as our total top-line revenue increased 27% YoY to US$54.2 million, even in a persistently challenging macro environment and unfavourable currency movement,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “On a currency-neutral basis our revenue would have increased 32% to US$56.4 million for the third quarter compared to the same period in 2018.”

“We continue to ramp up our Enterprise Solutions business. This quarter we generated US$2.6 million and had US$6.8 million in revenue for the first three quarters from this unit.  As a reminder, we launched this business in January this year and are in the early stages of building it out. We are firmly committed to this area and confident of its strong pickup in the fourth quarter and beyond.”

“This month I am particularly excited about the recent financing from Marine Central Limited, backed by Mr. Tak Cheung Yam, the majority shareholder of Forbes Media LLC. Forbes Media is one of the most well-known financial media companies with abundant media resources in the world and thus we believe the relationship may evolve into other substantial opportunities given the synergies between our companies.”

1       For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In the third quarter our Marketing Solutions revenue grew to US$51.6 million, which is an increase of 21% from US$42.6 million for the third quarter of 2018. On a currency-neutral basis, the revenue increased 26% to US$53.7 million for the third quarter of 2019 compared with the same period last year. This is due to the increasing demand from marketer companies.”

“We reiterate our current guidance and look forward to 2020 as iClick will operate Enterprise Solutions and Marketing Solutions as two separate growing business. We are considering developing additional products and services in other higher margin areas such as block-chain technology and we are looking to identify potential business partners in this area. We will keep investors informed of these development,” concluded Mr. Hsieh.

Third Quarter 2019 Results:

Revenue for the third quarter of 2019 grew to US$54.2 million, up 27% from US$42.6 million for the same period last year, attributable to the increase in contributions from existing marketing solutions and the Company’s new enterprise solutions launched in January 2019, partially offset by the depreciation of the Renminbi against the US dollar by 4% compared with the third quarter of 2018.

Revenue from marketing solutions grew to US$51.6 million for the third quarter of 2019, up 21% from US$42.6 million for the third quarter of 2018, primarily as the result of growing market demand from marketers.

Revenue from enterprise solutions was US$2.6 million for the third quarter of 2019.

Gross profit for the quarter ended September 30, 2019 increased 45% to US$13.6 million, compared with US$9.3 million for the quarter ended September 30, 2018, mainly due to continual expansion of the Company’s marketing solutions with improvements in gross profit margin, and contribution from higher margin enterprise solutions.

Total operating expenses were US$15.8 million for the third quarter of 2019, compared with US$23.4 million for the third quarter of 2018, primarily attributable to the reduction of share-based compensation expense of US$11.1 million, partially offset by the increases in expenses incurred for new business.

Operating loss was US$2.3 million for the third quarter of 2019, compared with an operating loss of US$14.0 million for the prior-year period, as a result of reduction of share-based compensation expenses, strong growth on gross profit but partially offset by the expenses incurred on new business developments.

Net income totalled US$0.9 million for the 2019 third quarter, compared with net loss of US$21.8 million for the 2018 third quarter, mainly attributed to the lower operating loss from US$14.0 million in the third quarter of 2018 to US$2.3 million in the third quarter of 2019 as described above. In addition, we recorded the fair value gain on convertible notes of US$2.9 million in the third quarter of 2019, while we recorded fair value loss on convertible notes of US$5.4 million in the third quarter of 2018. Furthermore, there was a reduction in exchange loss of US$1.6 million for the third quarter of 2019 compared with the same quarter of 2018.

Net income attributable to the Company’s shareholders per basic ADS was US$0.02, and net loss attributable to the Company’s shareholders per diluted ADS was US$0.02 for the third quarter of 2019, compared with a net loss per basic and diluted ADS of US$0.41 for the third quarter of 2018.

Adjusted EBITDA for the third quarter of 2019 was US$1.0 million, compared with US$1.2 million for the third quarter of 2018, resulting from more operating expenses for new business developments, which were partially offset by the increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA to net income/ loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders, which excludes, among others, share-based compensation expenses, fair value gain/ losses on convertible notes, and other gains/ losses for the 2019 third quarter was US$1.0 million, compared with US$0.8 million in the third quarter of last year. For a reconciliation of the Company’s adjusted net loss to net income/ (loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 grew to US$180.2 million for the third quarter ended September 30, 2019, up 73% from US$104.4 million in the same period last year. The increase is primarily a result of increasing marketers’ demands, partially offset by the depreciation of the Renminbi against the US dollar by 4% compared with a year ago. The gross billing would have increased 80% on a currency-neutral basis at US$187.5 million for the third quarter of 2019 compared with a year ago.

As of September 30, 2019, the Company had cash and cash equivalents of US$21.1 million, compared with US$39.8 million as of December 31, 2018. Restricted cash and time deposit on September 30, 2019 amounted to US$24.2 million and US$1.8 million respectively, compared with US$nil at December 31, 2018.

Share Repurchase Program

In November of 2018 we announced that our board of directors authorized us to purchase up to $10 million of our own ADS in a twelve-month period. Up to September 30, 2019, we purchased an aggregate value of approximately US$2.6 million.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the fourth quarter of 2019 and the following outlook for the 2019 full year:

Fourth Quarter 2019:

•                  Revenue is estimated to be between US$54 million and US$60 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

Full Year 2019:

•                  Revenue is estimated to be between US$190 million and US$210 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

2       Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 26, 2019 (9:00 PM Beijing/Hong Kong time on November 26, 2019). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038

Conference ID:	4585057

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers until December 4, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162

Replay Access Code:	4585057

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral revenue and gross billing are calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	John Marco
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: johnm@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Revenue	54,168	42,587	142,733	120,513
Cost of revenues	(40,611)	(33,255)	(103,190)	(93,146)
Gross profit	13,557	9,332	39,543	27,367

Operating expenses
Research and development expenses	(1,423)	(5,409)	(4,272)	(8,286)
Sales and marketing expenses	(10,569)	(7,166)	(31,437)	(19,333)
General and administrative expenses	(3,856)	(10,781)	(10,694)	(16,656)
Total operating expenses	(15,848)	(23,356)	(46,403)	(44,275)
Operating loss	(2,291)	(14,024)	(6,860)	(16,908)
Interest expense	(476)	(186)	(1,013)	(534)
Interest income	110	67	324	261
Other gains/ (losses), net	759	(1,574)	1,971	(238)
Fair value gain/ (losses) on convertible notes	2,938	(5,383)	946	(5,383)
Profit/ (Loss) before income tax expense	1,040	(21,100)	(4,632)	(22,802)
Share of losses from an equity investee	(217)	—	(231)	—
Income tax benefit/ (expense)	40	(654)	13	(1,670)
Net income/ (loss)	863	(21,754)	(4,850)	(24,472)
Net loss attributable to noncontrolling interests	550	—	987	—
Net income/ (loss) attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	1,413	(21,754)	(3,863)	(24,472)

Net income/ (loss)	863	(21,754)	(4,850)	(24,472)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	(1,591)	(1,014)	(1,502)	(2,548)

Comprehensive loss	(728)	(22,768)	(6,352)	(27,020)
Comprehensive loss attributable to noncontrolling interests	550	—	987	—
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(178)	(22,768)	(5,365)	(27,020)

Net income/ (loss) per ADS attributable to iClick Interactive Asia Group Limited
— Basic	0.02	(0.41)	(0.07)	(0.47)
— Diluted	(0.02)	(0.41)	(0.07)	(0.47)

Weighted average number of ADS used in per share calculation:
— Basic	57,573,081	52,722,561	57,273,115	52,348,326
— Diluted	67,184,218	52,722,561	65,915,823	52,348,326

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of September 30, 2019	As of December 31, 2018

Assets
Current assets
Cash and cash equivalents	21,091	39,828
Time deposit	1,829	—
Restricted cash	24,159	—
Short-term investment	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,606 and US$1,507 as of September 30, 2019 and December 31, 2018 respectively	136,176	65,627
Rebates receivable	3,333	4,067
Prepaid media costs	15,725	19,107
Other current assets	6,771	3,242
Total current assets	209,084	149,298

Non-current assets
Deferred tax assets	981	1,153
Investment in equity investee	335	—
Property and equipment, net	600	329
Intangible assets, net	5,730	7,247
Goodwill	55,156	48,496
Long-term investment	1,503	503
Right-of-use assets[3]	1,821	—
Other assets	328	232
Total non-current assets	66,454	57,960

Total assets	275,538	207,258

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$283 and US$45 as of September 30, 2019 and December 31, 2018, respectively)	46,396	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,622 and US$1,300 as of September 30, 2019 and December 31, 2018, respectively)	30,511	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,706 and US$1,776 as of September 30, 2019 and December 31, 2018, respectively)	16,662	16,348
Lease liabilities[3]	1,165	—
Bank borrowings	39,580	9,439
Convertible notes at fair value	26,199	34,837
Income tax payable	3,448	2,779
Total current liabilities	163,961	97,151

Non-current liabilities
Other liabilities	505	673
Lease liabilities[3]	705	—
Deferred tax liabilities	2,260	2,794
Total non-current liabilities	3,470	3,467

Total liabilities	167,431	100,618

Equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of September 30, 2019 and December 31, 2018, respectively; 23,763,883 and 23,166,092 shares issued and outstanding as of September 30, 2019 and December 31, 2018, respectively)	24	23
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of September 30, 2019 and December 31, 2018, respectively; 4,820,608 shares issued and outstanding as of September 30, 2019 and December 31, 2018, respectively)	5	5
Treasury shares (1,555,815 shares and 1,363,860 shares as of September 30, 2019 and December 31, 2018, respectively)	(3,044)	(576)
Additional paid-in capital	300,325	293,072
Statutory reserves	81	81
Accumulated other comprehensive losses	(7,369)	(5,867)
Accumulated deficit	(185,276)	(181,413)
Total iClick Interactive Asia Group Limited shareholders’ equity	104,746	105,325
Noncontrolling interests	3,361	1,315

Total equity	108,107	106,640

Total liabilities and equity	275,538	207,258

3  The Company adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the consolidated balance sheets for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of US$1.8 million of right-of-use assets and US$1.9 million of lease liabilities, respectively, as of September 30, 2019. The consolidated financial information related to periods prior to January 1, 2019 were not restated, and continue to be reported under ASC Topic 840 — Leases.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net income/ (loss) before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax (benefit)/ expense, (v) share-based compensation, (vi) fair value (gain)/ losses on convertible notes, (vii) other (gains)/ losses, net, (viii) convertible notes issuance cost, (ix) net loss attributable to noncontrolling interests, (x) share of losses from an equity investee, (xi) cost related to new business setup or acquisitions, and (xii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net income/ (loss) for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Net income/ (loss)	863	(21,754)	(4,850)	(24,472)
Add/(less):
Depreciation and amortization	1,637	1,238	5,015	3,884
Interest expense	476	186	1,013	534
Interest income	(110)	(67)	(324)	(261)
Income tax (benefit)/ expense	(40)	654	(13)	1,670
EBITDA	2,826	(19,743)	841	(18,645)
Add/(less):
Share-based compensation	431	11,785	1,657	13,283
Fair value (gain)/ losses on convertible notes	(2,938)	5,383	(946)	5,383
Other (gains)/losses, net	(759)	1,574	(1,971)	238
Convertible notes issuance cost[4]	—	2,190	—	2,190
Net loss attributable to noncontrolling interests	550	—	987	—
Share of losses from an equity investee	217	—	231	—
Cost related to new business setup or acquisitions[5]	352	—	749	—
Cost related to filing of Form F-3[6]	273	—	782	—
Adjusted EBITDA	952	1,189	2,330	2,449

4  Convertible notes issuance cost represents transaction cost for the issue of convertible notes, including success fee, legal and professional fee, and consulting fee.

5  Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee.

6  It represents cost related to F-3 filing such as audit, legal and professional fee.

Adjusted net loss represents net income/ (loss) before (i) share-based compensation, (ii) fair value (gain)/ losses on convertible notes, (iii) other (gains)/ losses, net, (iv) convertible notes issuance cost , (v) net loss attributable to noncontrolling interests, (vi) share of losses from an equity investee, (vii) cost related to new business setup or acquisitions, and (viii) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net income/ (loss) for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Net income/ (loss)	863	(21,754)	(4,850)	(24,472)
Add/(less):
Share-based compensation	431	11,785	1,657	13,283
Fair value (gain)/ losses on convertible notes	(2,938)	5,383	(946)	5,383
Other (gains)/ losses, net	(759)	1,574	(1,971)	238
Convertible notes issuance cost	—	2,190	—	2,190
Net loss attributable to noncontrolling interests	550	—	987	—
Share of losses from an equity investee	217	—	231	—
Cost related to new business setup or acquisitions	352	—	749	—
Cost related to filing of Form F-3	273	—	782	—
Adjusted net loss	(1,011)	(822)	(3,361)	(3,378)

The diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

Net income/ (loss) attributable to iClick Interactive Asia Group Limited’s ordinary shares:	1,413	(21,754)	(3,863)	(24,472)
Add: Non-GAAP adjustments to net income/ (loss)	(2,424)	20,932	502	21,094
Adjusted net loss	(1,011)	(822)	(3,361)	(3,378)

Denominator for diluted net loss per ADS
- Weighted average ADS outstanding	67,184,218	52,722,561	65,915,823	52,348,326

Diluted net income/ (loss) per ADS attributable to iClick Interactive Asia Group Limited	(0.02)	(0.41)	(0.07)	(0.47)
Add: Non-GAAP adjustments to net income/ (loss) per ADS	—	0.39	0.02	0.41
Diluted adjusted net loss per ADS attributable to iClick Interactive Asia Group Limited	(0.02)	(0.02)	(0.05)	(0.06)